14, bd du Général Leclerc
F 92572 Neuilly-sur-Seine Cedex

Téléphone : 01 41 43 14 00
Télécopie : 01 41 43 14 46



Béghin Say

UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549 - USA

SECRÉTARIAT GÉNÉRAL

**File n: 82-5209**

Direct line 01.41.43.10.21
Fax 01.41.43.11.55
O Ref. CCS/SD/2002-02-06-011
E-mail : cchalon@fr.beghin-say.com





February 6th 2002

**Re: Disclosure Materials provided by Béghin-Say pursuant to Application for exemption under Rule 12g3-2(b).**

Ladies and Gentlemen:

Please find attached disclosure materials for Béghin-Say. Béghin-Say is providing these documents to you pursuant to its obligations under Rule 12g3-2(b) (1)(i):

- Press releases,

Please do not hesitate to contact the undersigned should you have any questions regarding the enclosed materials.

Very truly yours.

Catherine CHALON-SZYMANEK
General Secretary



dlw 3/1

Béghin Say

# PRESS RELEASE

## 2001 PROVISIONAL RESULTS

Paris, February 6, 2002 – The Board of Directors of Béghin-Say met on February 6, 2002 under the chairmanship of Jérôme de Pelleport to review the initial highlights of the unaudited consolidated financial statements for 2001. The Board will meet again on March 13, 2002 to close the definitive financial statements.

| ***Key figures (in EUR millions)*** ***(unaudited)*** | 2000 *(1)* | **2001 provisional** | **% change** |
|---|---|---|---|
| Sales | 1,910.6 | **1,872** | - 2.0% |
| Operating income | 223.7 | **204** | - 8.8% |

*(1) pro forma data published in the "document E" concerning the Eridania Béghin-Say demerger*

- **Sales** in 2001 contracted 3.9% compared with 2000, excluding changes in scope of consolidation. The decrease was due to lower volumes of sugar sold, mainly as a result of the reduction in EU quotas decided in 2000, which eroded quota sugar exports in the 2000/2001 campaign. The shrinkage was only partially offset by increased non-quota sugar exports worldwide and by higher prices in some markets.

- In spite of good margins and ongoing overall operating performance in 2001 **operating income** declined from the prior year because of the fall in volumes resulting from the temporary downgrading of the 2000 quota, but primarily due to the non-recurrence of the prior year's reversal of a provision on non-quota sugar.
  With regard to the date it was consolidated and despite its outstanding performance the Brazilian business did not contribute to the group results.

The definitive income statement and balance sheet for 2001 will be reviewed and approved at the Board meeting of March 13, 2002. In comparison with the pro forma 2000 figures, the Group expects that exceptional charges and taxes will be higher and will be only partly offset by reduced interest expense. At the meeting, the Board will set the amount of the dividend for 2001 to be recommended for approval by shareholders at the Annual General Meeting. The decision will be based on both the definitive financial results for 2001 and the outlook for 2002.

Béghin Say

**Outlook for 2002**

Both Hungary and Brazil achieved record production in the 2001/2002 campaign as the result of very favourable weather conditions. In France and Italy, however, the sugarbeet campaign was adversely impacted by bad weather. Other positive factors in addition to the good Hungarian and Brazilian campaigns include improved production costs in France and ongoing satisfactory world prices. As a result, Béghin-Say is confident about its ability to maintain results at their usual level.
In addition, the Group, as already announced, is making progress in the process of selling its sugar assets in Italy.

**This press release is available on the Béghin-Say website.**
http://www.beghin-say.com

**Financial calendar**
Publication of 2001 sales in the BALO: Wednesday, February 13, 2002
Publication of the definitive 2001 results: Wednesday, March 13, 2002
Publication of the first-quarter 2002 financial results: Tuesday, May 7, 2002

**Press Contact : 00 33 1 41 43 10 10**